

March 2, 2021

Christopher Williams
Chief Executive Officer
CW Petroleum Corp
23501 Cinco Ranch Blvd., Ste H120 - #325
Katy, Texas 77494

> **Re: CW Petroleum Corp**
> **Offering Statement on Form 1-A**
> **Filed on February 9, 2021**
> **File No. 024-11446**

Dear Mr. Williams:

We have reviewed your offering statement and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Scott Anderegg at 202-551-3342 or Mara Ransom 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services